UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras completes ANP auctions payments

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Rio de Janeiro, December 27, 2019 - Petróleo Brasileiro S.A. - Petrobras, following up on the  press releases disclosed on October 10, November 6 and 7, and December 11, 2019, reports that today it made the final payments in the amount of R$ 34.191 billion (thirty four billion one hundred and ninety one million reais), referring to the bidding rounds of the Transfer of Rights surplus, Buzios and Itapú areas, 16th round under Concession Regime, block CM-477, and 6th round  under Production Sharing Regime, Aram block, detailed as follows:

(i)R$ 28.720 billion (twenty eight billion, seven hundred and twenty million reais), referring to the second installment of the company's share of the Búzios area signing bonus and the entire Itapu area signing bonus, both acquired in the bidding round for the Transfer of Rights surplus on November 6, 2019. The total amount paid as signature bonus, corresponding to Petrobras' stake in the two assets, was R$ 63.14 billion;

(ii)R$ 1.431 billion (one billion, four hundred and thirty one million reais), referring to block CM-477 acquired in the 16th bidding round of ANP under concession regime;

(iii)R$ 4.040 billion (four billion, forty million reais), referring to the Aram block acquired in the 6th bidding round under Production Sharing Regime.

The next stage of these auctions will be the signing of the Concession and the Production Sharing agreements, scheduled for February and March 2020, respectively.

Petrobras reaffirms that its selective participation in the ANP auctions held in 2019 is in line with the company's long-term strategy, focusing on the exploration and production of world-class deepwater and ultra-deepwater assets and significantly enhances the recomposition of reserves for the company’s future.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer